February 6, 2006



Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
Washington, DC 20549

    RE:      Ridgewood Electric Power Trust I
             Form 10-K for the year ended December 31, 2004 filed July 18, 2005 Form 10-Q for the quarter ended March 31, 2005 filed July 18, 2005 File No. 0-24240 ("Power Trust I")

             Ridgewood Electric Power Trust II
             Form 10-K for the year ended December 31, 2004 filed July 18, 2005 Form 10-Q for the quarter ended March 31, 2005 filed July 18, 2005 File No. 0-21304 ("Power Trust II")

Dear Mr. Moran,

Thank you for your letter of December 30, 2005 and we apologize for the delay in receiving it at our offices in Ridgewood, New Jersey. Our response to each of the comments in your letter is set forth below the relevant comment.

Certifications

1. Your certifications for both Power Trust I and Power Trust II in both the Form 10-K and Form 10-Q are not in the exact format required by the rules since they contain the title of the certifying officers in the first sentence. In future filings, please revise your certifications to omit the capacity of the certifying officer in the body of the certification. It is appropriate to include the proper title where the officer signs the certification. See question 11 of the Division of Corporation Finance:
     Sarbanes-Oxley Act of 2002 - Frequently Asked Questions.

This will be corrected  in future  filings by both Power Trust I and Power Trust
II.

Forms 10 - Q

2. We note that neither Power Trust I nor Power Trust II have filed their Forms 10-Q for the quarters ending June 30, 2005 or September 30, 2005. Please tell us the status of filing these documents.

The Forms 10-Q for the quarters  ended June 30, 2005 and  September 30, 2005 for
Power Trust II are in the late stages of preparation. The Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005 for Power Trust I had been in the late stages of preparation but, in view of the questions posed in your letter of December 30, we plan to delay delivery and filing until such time as the issues raised have been resolved.

Ridgewood Power Trust I

3. The audit report on the financial statements of Stillwater Hydro Partners should include the printed name of the auditors who issued that report. Also, the second paragraph of that report should refer to the standards of the Public Company Accounting Oversight Board. See Auditing Standard No. 2. Please revise in future filings.

We have communicated the prospective changes to the auditor of Stillwater Hydro Partners ("SHP" or the "Partnership").

4. You have included the audited financial statements of Stillwater Hydro Partners for 2003 and 2004; however, it appears that the results were material in 2002. Please revise to include the 2002 audited financial statements or tell us why they are not required.

The audited financial statements of SHP were not included in 2002 because SHP did not constitute a significant subsidiary under Regulation S-X section 210.3-09 given the results of the tests specified in section 210.1-02(w) (as modified by 210.3-09). The test results were below the 20% threshold constituting a significant subsidiary and so the audited financial statements were not required.

5. Please tell us and revise the document to disclose the percentage of ownership you have in Stillwater Hydro Partners. Please show us your analysis under Fin 46R and EITF 02-14 that you were not required to consolidate Stillwater in 2005 and prior and that "cost" will be the appropriate basis going forward. We may have further comment. Please revise future filings to confirm that your analysis was made under Fin 46R not Fin 46.

Power Trust I Ownership Interest in SHP

During the applicable periods and since 1994, Power Trust I held (together with a token limited partnership interest held by a wholly owned subsidiary of Power Trust I) an aggregate of 32.5% of the equity of SHP. Such equity was solely in the form of limited partnership interests in SHP and Power Trust I and its subsidiary are the only limited partners of the Partnership. The general partners of the Partnership are not affiliated with Power Trust I.

Under the terms of the SHP Partnership Agreement, available cash flow from the business of the Partnership is paid to Power Trust I's (and its wholly owned subsidiary's) limited partnership interest until such time as the payments equal
(i) the original $1 million  investment of Power Trust I in the Partnership plus
(ii) 12% per year on any unpaid amounts. Payments on the limited partnership interest have a priority over the payments to the general partners' rights to payment. At such time as the required payments to limited partners have been made, Power Trust I (and its subsidiary) is obligated to withdraw from the Partnership and will have no further participation. Until such time as Power Trust I (and its subsidiary) is paid in full and withdraws from the Partnership, it will remain a limited partner with an aggregate equity interest of 32.5%.

Based on a discounted forecast of the cash flow available for the equity investors of SHP, it is estimated that Power Trust I will receive 31.7% of the NPV of the cash flow available to equity investors during the remaining life of the project. In Item 2 of Form 10-K, we disclosed the 32.5% equity ownership interest of Power Trust I in the Partnership.

Fin 46R Matters Concerning SHP


It is estimated that Power Trust I will receive 31.7%, and therefore not a majority, of the NPV of the cash flow (expected residual returns) available to the equity investors during the remaining life of the project. It was determined that Power Trust I is not a primary beneficiary of the Partnership and so, under FASB Interpretation 46(R), paragraph 14 Power Trust I would not be required to consolidate SHP.

Accounting for the Investment of Power Trust I in SHP

This analysis builds on the description of the arrangements between Power Trust I and the other equity investors in SHP provided above.

     Determination of Equity Method - In filings for 2004 and earlier, the investment in SHP was examined to determine whether (i) the interest of Power Trust I in SHP was at least 20% but not more than 50% of the equity and (ii) Power Trust I had the ability to exercise significant influence over the operating and financial policies of SHP.

     Power Trust I (and its wholly owned subsidiary) owned a 32.5% equity interest in the form of limited partnership interests and so the criteria for owning between 20% and 50% was determined to be applicable. It was determined that Power Trust I did have the ability to exercise significant influence as a result of the approval rights (summarized below) provided to Power Trust I's limited partnership interest in the Partnership Agreement, particularly when evaluated in the context of the nature of the business of SHP.

     The hydroelectric facility owned by SHP is what is commonly known as run-of-river because it takes the water as it comes down stream and allows it to flow through and down river with very little control over flow rate. This means that there are no material decisions as to raw materials suppliers or production rates and that there is no inventory. The electricity is sold under a long-term fixed-price contract, so matters of customer acquisition, management and pricing do not factor into the business decisions of the Partnership.

     The facility owned by SHP is operated under contract by an affiliate of a general partner, and Power Trust I, as a limited partner, has consent rights over any action taken with respect to this contract or any other arrangement between SHP on the one hand and a general partner or an affiliate of a general partner on the other. Power Trust I, as a limited partner, also has consent rights over certain matters having to do with refinancing of the existing project bonds and over dissolution of the Partnership. Access to all the books and records of the Partnership are also granted to Power Trust I as a limited partner. Given that most of the normal elements of a business are, in the case of the business of the Partnership, either fixed by contract or by the nature of the business, the consent rights of Power Trust I, while not constituting control, do, it was determined, constitute significant influence.

     The equity method was, therefore, judged to be the appropriate treatment under APB 18.

     Interpretation of EITF Issue 02-14 - The initial analysis performed on EITF Issue 02-14 with respect to the investment of Power Trust I in SHP indicated that the Issue was applicable because (i) SHP is an investment other than common stock, (ii) SHP is not a limited liability company and
     (iii) SHP is not engaged in real estate investment.

     In preparing a response to your letter, however, we revisited this analysis and concluded that the correct interpretation was the original interpretation under APB 18 with the additional support of AICPA SOP 78-9 and EITF Topic D-46.

     Based on this change of interpretation we plan to change the accounting treatment of this investment back to the equity method and amend our already filed Form 10-Q for the three month period ended March 31, 2005 to reflect this change in accounting treatment. We also wish to make clear that this change of accounting treatment represents a change of interpretation only and that no material facts and circumstances relevant to SHP have changed.

Sincerely,


/s/Randall D. Holmes
   Randall D. Holmes
   President and Chief Executive Officer

                              WRITTEN STATEMENT OF
                        RIDGEWOOD ELECTRIC POWER TRUST I


     In connection with the response of Ridgewood Electric Power Trust I (the "Trust") to the letter from the Securities and Exchange Commission (the "Commission"), dated December 30, 2005, the Trust acknowledges as follows:

     o The Trust is responsible for the adequacy and accuracy of the disclosures in its filings of its Forms 10-K and Forms 10-Q.

     o Comments from the Commission's staff or changes in the disclosures made on the amended registration statements in response to staff's comments do not foreclose the Commission from taking any action with respect to the filings.

     o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 6th day of February, 2006.

RIDGEWOOD ELECTRIC POWER TRUST I




/s/ Randall D. Holmes
Name: Randall D. Holmes
Title: President and Chief Executive Officer